EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2012 Financial Results

Company Meets First Quarter Raised Guidance and Provides 8 to 10 cents in EPS Guidance for the Second Quarter of 2012

  Q1 2012 revenue increased 18.1% year-over-year to $166.7 million
  Small and medium-sized panel driver sales increased 21.4% year-over-year, representing 43.4% of total revenues for the quarter
  Gross margin increased 280 basis points to 22.9% from 20.1% in Q1 2011 and increased 80 basis points from 22.1% in Q4 2011
  Q1 2012 GAAP net income increased 315.5% to $11.3 million from $2.7 million in Q1 2011 and increased 204.4% from $3.7 million in Q4 2011
  Project 15% to 20% sequential revenue growth in Q2 2012; gross margin to be slightly up from the first quarter of 2012; and 8 to 10cents earnings per diluted ADS

TAINAN, Taiwan, May 8, 2012 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced financial results for the first quarter ended March 31, 2012.

SUMMARY FINANCIALS

First Quarter 2012 Results Compared to First Quarter 2011 Results (USD) (unaudited)

	Q1 2012	Q1 2011	CHANGE
Net Revenues	$166.7 million	$141.1 million	+18.1%
Gross Profit	$38.1 million	$28.3 million	+34.6%
Gross Margin	22.9%	20.1%	+2.8%
GAAP Net Income Attributable to Shareholders	$11.3 million	$2.7 million	+315.5%
Non-GAAP Net Income Attributable to Shareholders Non-GAAP Adjusted Pre-Tax Income Attributable to Shareholders	$12.1 million(1) $15.6 million(3)	$4.1 million(2) $3.5 million(4)	+194.2% +346.2%
GAAP EPS (Per Diluted ADS)	$0.066	$0.015	+340.0%
Non-GAAP EPS (Per Diluted ADS) Non-GAAP Adjusted Pre-Tax EPS (Per Diluted ADS)	$0.071(1) $0.090(3)	$0.023(2) $0.020(4)	+208.7% +350.0%

(1) Non-GAAP Net income attributable to common shareholders and EPS exclude $0.4 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charges, net of tax.

(2) Non-GAAP Net income attributable to common shareholders and EPS exclude $1.0 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charge, net of tax.

(3) Non-GAAP Adjusted pre-tax income attributable to common shareholders and EPS exclude $0.5 million of share-based compensation expenses, $0.6 million non-cash acquisition related charges and $3.2 million income taxes.

(4) Non-GAAP Adjusted pre-tax income attributable to common shareholders and EPS exclude $1.2 million of share-based compensation expenses, $0.5 million non-cash acquisition related charge, $1.5 million bad debt collection and $0.6 million income taxes.

First Quarter 2012 Results Compared to Fourth Quarter 2011 Results (USD) (unaudited)

	Q1 2012	Q4 2011	CHANGE
Net Revenues	$166.7 million	$169.2 million	-1.5%
Gross Profit	$38.1 million	$37.4 million	+2.0%
Gross Margin	22.9%	22.1%	+0.8%
GAAP Net Income Attributable to Shareholders	$11.3 million	$3.7 million	+204.4%
Non-GAAP Net Income Attributable to Shareholders Non-GAAP Adjusted Pre-Tax Income Attributable to Shareholders	$12.1 million(1) $15.6 million(3)	$4.3 million(2) $10.3 million(4)	+179.9% +50.7%
GAAP EPS (Per Diluted ADS)	$0.066	$0.021	+214.3%
Non-GAAP EPS (Per Diluted ADS) Non-GAAP Adjusted Pre-Tax EPS (Per Diluted ADS)	$0.071(1) $0.090(3)	$0.025(2) $0.059(4)	+184.0% +52.5%

(1) Non-GAAP Net income attributable to common shareholders and EPS exclude $0.4 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charges, net of tax.

(2) Non-GAAP Net income attributable to common shareholders and EPS exclude $0.2 million of non-cash share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charges, net of tax.

(3) Non-GAAP Adjusted pre-tax income attributable to common shareholders and EPS exclude $0.5 million of share-based compensation expenses, $0.6 million non-cash acquisition related charges and $3.2 million income taxes.

(4) Non-GAAP Adjusted pre-tax income attributable to common shareholders and EPS exclude $0.3 million of share-based compensation expenses, $0.5 million non-cash acquisition related charge, $2.5million income taxes and $3.3 million non-cash tax credit provisions.

"We revised our first quarter guidance on April 5, raising our forecast revenues to $166.7 million, gross margin to 22.9% and GAAP earnings per ADS to 6.6 cents. All these numbers exceeded the initial guidance we provided on February 13. I am pleased to report that the actual first quarter results all met our revised guidance numbers," stated Mr. Jordan Wu, President and Chief Executive Officer of Himax.

First quarter 2012 Financial Results

Breakdown by Product Line (USD in millions) (unaudited)

	Q1 2012%		Q1 2011%		% Change
Display drivers for large-size panels	$71.4	42.8%	$64.9	46.0%	+9.9%
Display drivers for small/medium sized panels	$72.4	43.4%	$59.6	42.3%	+21.4%
Non-driver products	$22.9	13.8%	$16.6	11.7%	+38.8%
	Q1 2012%		Q4 2011%		% Change
Display drivers for large-size panels	$71.4	42.8%	$67.0	39.6%	+6.6%
Display drivers for small/medium sized panels	$72.4	43.4%	$80.5	47.6%	-10.1%
Non-driver products	$22.9	13.8%	$21.7	12.8%	+5.6%

Revenues for the first quarter of 2012 increased 18.1% to $166.7 million year over year. On a sequential quarter basis, sales declined 1.5% from the fourth quarter of 2011 due to natural seasonality and the holiday season in China. Sales of small and medium-sized drivers increased 21.4% in the first quarter from same period 2011 and down 10.1% from the previous quarter.

Revenues from large panel display drivers were $71.4 million, up 9.9% from a year ago and 6.6% from the fourth quarter of 2011. Himax continued to gain market share, particularly with Chinese TV panel manufacturers and the success of its drivers for newly launched TV models in China.

Revenues from Himax's non-driver businesses, which include CMOS image sensors, LCOS micro displays, wafer level optics, touch panel controllers, power management ICs, LED driver ICs, timing controllers, ASIC services and IP licensing, were $22.9 million, an increase of 38.8% from the same period last year and 5.6% higher than the fourth quarter of 2011.

Gross profit was 22.9%, compared to 20.1% in the first quarter of 2011 and 22.1% in the fourth quarter of 2011. The 280 and 80 basis point improvement in gross margin, respectively, was a result of higher sales contribution from better product mix, especially from high margin non-driver products.

First quarter 2012 GAAP operating expenses were $23.7 million, down 8.2% from $25.8 million a year ago and down 9.7% from $26.2 million in the previous quarter. GAAP operating income was $14.5 million in the first quarter of 2012 compared to $2.5 million in the first quarter of 2011 and $11.2 million in the fourth quarter of 2011 respectively.

Reported GAAP net income and earnings per diluted ADS was $11.3 million, or 6.6 cents per ADS, for the first quarter of 2012 compared to $2.7 million, or 1.5 cents per ADS, in the corresponding quarter a year ago, and up from $3.7 million, or 2.1 cents per ADS, in the previous quarter. GAAP Net Income improved 315.5% compared to first quarter 2011 and improved 204.4% versus fourth quarter 2011.

Himax reported non-GAAP adjusted pre-tax income in the fourth quarter of 2011, which, the Company  believed could best reflect its financial performance for the period. In calculating the non-GAAP adjusted pre-tax income, HImax excluded one-off charges such as bad debt collections and year-end tax charge-offs. On a comparable basis, the Company's non-GAAP adjusted pre-tax income for the first quarter 2012 was $15.6 million, or $0.090 per diluted ADS, up 346.2% as compared to $3.5 million, or $0.020 per diluted ADS, during the same period 2011 and up 50.7% from $10.3 million, or $0.059 per diluted ADS, in the previous quarter.

Balance Sheet and Cash Flow

The Company had $101.9 million in cash and cash equivalents on March 31, 2012, compared to $106.2 million on December 31, 2011. The decrease was due to $6.5 million in share buybacks in the first quarter of 2012.

Accounts receivable were $189.0 million on March 31, 2012 compared to $181.1 million on December 31, 2011. Day Sales Outstanding ("DSO") was 103 days at end of first quarter 2012 versus 104 days in the fourth quarter of 2011.

Inventories at the end of March, 2012 were $118.5 million, down from $130.1 million a year ago and slightly up from $113.0 million a quarter ago.

Net cash inflow from operating activities for the first quarter was $3.6 million which consist of net income before depreciation and amortization of $14.4 million, offset by increase in receivables and inventory.

Share Buyback Update

With regards to the Company's $25.0 million dollars share buyback program, Himax has purchased a total of $11.2 million, or approximately 8.3 million ADSs through March 31, 2012. Himax purchased approximately $6.5 million or 4.5 million ADSs in the three months ended March 31, 2012. As of March 31, 2012, Himax had 170.1 million outstanding equivalent ADSs.Himax management has stated they will continue to execute the remaining share repurchase program in accordance with Rule 10b-18.

Business Updates

Himax continues to sign new customers and increase its business from existing customers across each of its major product segments. In large panel drivers, the Company has captured more market share by penetrating new Chinese large panel manufacturers and servicing the demand for TV sets in China. Large panel display driver remains one of Himax's long-term focuses, over which the Company  has continued to commit to R&D activities.

With leading market share and product roadmap in smartphone driver, Himax has introduced new products that position the Company for growth with multiple tier-1 smartphone customers. Beyond smartphones, the Company is also working closely with numerous panel makers on other small and medium-sized applications, including automotive and tablets among others, which all show strong signs of growth.

In the non-driver IC business, Himax forecasts order growth in its touch panel controllers, CMOS image sensors, power management ICs and WLED drivers. Based on these positive developments, the Company sees its sales growth momentum in non-driver segments continuing through 2012.

Management is particularly excited about some recent progress the Company has made with its LCOS products. Himax is working with a number of top-tier customers to develop certain new applications using its LCOS panels and has also signed major contracts with tier-1 customers to provide IP licensing and ASIC services, some of which involve the same customers using the Company's LCOS panels for their new products. This is an illustration of not just its strong R&D capability, but also the synergy of product and knowhow that the Company can bring to its customers. While these will not bring in immediate financial contribution, the Company believes these products can facilitate its long term growth.

Q2 2012 Guidance

For the three months ending June 30, 2012, the Company is projecting the following:

Net Revenues: 15% to 20% sequential growth

Gross Margin: To be slightly up from the first quarter of 2012

GAAP Net Income: To be in the range of 8 to 10 cents per diluted ADS

Diluted ADS Shares Outstanding: 170 million shares

Conference Call

Himax Technologies, Inc. will hold a conference call with investors and analysts tomorrow, Wednesday May 9, 2012 at 8:00 am US Eastern Standard Time to discuss the Company's first quarter 2012 financial results. Details of the call follow below.

DATE:	Wednesday, May 9, 2012
TIME:	U.S. 8:00am ET
TAIWAN 8:00pm
DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL	1-201-689-8471
CONFERENCE ID:	392552
WEBCAST:	http://viavid.net/dce.aspx?sid=00009628

A replay of the call will be available beginning two hours after the call through midnight May 16, 2012 (12 p.m. May 17, Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 392552. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://viavid.net/dce.aspx?sid=00009628 or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through May 9, 2013.

May 2012 Investor Conference Participation

Himax will attend two separate investor conferences in San Francisco and New York City in May and also host meetings with interested investors in California and New York in the days after each conference. Information about the conferences and Himax's participation follows.

Securities Research Associates 8th Annual Spring Growth Stock Conference
May 14 & 15, 2012
Le Meridien Hotel, San Francisco

Ms. Jackie Chang, CFO for Himax Technologies, will present for the Company and also host 1-1 meetings with conference attendees on Tuesday, May 15 from 8:00am to 5:00pm PT. Investors interested to schedule a 1-1 meeting with the Company should contact their SRA representative or Himax contacts listed below.

MACQUARIE 2012 TAIWAN & KOREA CORPORATE CONFERENCE
May 21 & 22, 2012
Sofitel Hotel - New York City, New York

Jackie Chang will also meet with investors at the Macquarie Taiwan and Korea Corporate Conference in New York City on Monday and Tuesday, May 21 and 22. Investors interested to schedule a 1-1 meeting or small group session with the Company should contact their Macquarie representative or Himax.

AboutHimax Technologies, Inc.

Himax Technologies, Inc. (Nasdaq:HIMX) is a fabless semiconductor solution provider dedicated to display imagine processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mount displays, LED driver ICs, power management ICs, and chipsets for TVs and monitors. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,400 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. With more than 1,200 patents in three continents on its technologies, Himax has retained its position as the leading display image processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

About Non-GAAP Financial Measures

To supplement the unaudited consolidated statement of income and comprehensive income presented in accordance with GAAP, the Company are also providing non-GAAP measures of income before income tax expenses, net income, net income attributable to us and basic and diluted earnings per share for the three months ended March 31, 2012 and 2011, which are adjusted from results based on GAAP to exclude the non-cash transactions. The non-GAAP financial measures are provided to enhance the investors' overall understanding of our current performance in on-going core operations as the well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The Company uses both GAAP and non-GAAP information in evaluating our operating business results internally and therefore deems it important to provide all of this information to investors. The non-GAAP adjustments include share based compensations, acquisition related charges, bad debt collections and its tax charges and tax credit write-offs.

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2011 filed with the SEC, as may be amended.

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended March 31,		Three Months Ended December 31,
	2012	2011	2011
Revenues
Revenues from third parties, net	$ 103,473	$ 74,093	$ 109,841
Revenues from related parties, net	63,220	67,000	59,387
	166,693	141,093	169,228

Costs and expenses:
Cost of revenues	128,577	112,783	131,850
Research and development	16,699	19,790	18,666
General and administrative	3,689	4,281	3,923
Sales and marketing	3,264	1,697	3,611
Total costs and expenses	152,229	138,551	158,050

Operating income	14,464	2,542	11,178

Non operating income (loss):
Interest income	85	140	160
Equity in losses of equity method investees	(72)	(81)	(74)
Foreign exchange gains (losses), net	(341)	117	(310)
Interest expense	(99)	(97)	(125)
Other income (loss), net	209	(234)	9
	(218)	(155)	(340)
Earnings before income taxes	14,246	2,387	10,838
Income tax expense	3,205	597	5,809
Net income	11,041	1,790	5,029
Net loss (income) attributable to noncontrolling interests	272	933	(1,312)
Net income attributable to Himax stockholders	$ 11,313	$ 2,723	$ 3,717

Basic earnings per ordinary share attributable to Himax stockholders	$ 0.033	$ 0.008	$ 0.011
Diluted earnings per ordinary share attributable to Himax stockholders	$ 0.033	$ 0.008	$ 0.011
Basic earnings per ADS attributable to Himax stockholders	$ 0.066	$ 0.015	$ 0.021
Diluted earnings per ADSattributable to Himax stockholders	$ 0.066	$ 0.015	$ 0.021

Basic Weighted Average Outstanding ADS	172,017	177,317	176,227
Diluted Weighted Average Outstanding ADS	172,017	177,917	176,227

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended March 31,		Three Months Ended December 31,
	2012	2011	2011
Share-based compensation
Cost of revenues	$ 5	$ 11	$ 6
Research and development	373	869	188
General and administrative	62	142	33
Sales and marketing	77	140	42
Income tax benefit	(86)	(178)	(52)
Total	$ 431	$ 984	$ 217

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 241	$ 258	$ 242
Sales and marketing	289	289	289
Income tax benefit	(125)	(125)	(125)
Total	$ 405	$ 422	$ 406

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	March 31,	December 31,	March 31,
	2012	2011	2011
Assets
Current assets:
Cash and cash equivalents	$ 101,912	$ 106,164	$ 109,519
Restricted cash and cash equivalents	84,200	84,200	57,500
Investments in marketable securities available-for- sale	169	165	6,834
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	103,089	101,280	83,098
Accounts receivable from related parties, less allowance for sales returns and discounts	85,916	79,833	83,690
Inventories	118,515	112,985	130,057
Deferred income taxes	16,638	16,217	11,871
Prepaid expenses and other current assets	15,535	14,865	16,136
Total current assets	$ 525,974	$ 515,709	$ 498,705

Investment securities, including securities measured at fair value	$ 24,658	$ 24,506	$ 24,568
Equity method investments	378	439	781
Property, plant and equipment, net	55,873	57,150	48,658
Deferred income taxes	14,003	13,649	24,502
Goodwill	26,846	26,846	26,846
Intangible assets, net	3,962	4,494	6,125
Other assets	2,371	2,185	2,043
	128,091	129,269	133,523
Total assets	$ 654,065	$ 644,978	$ 632,228

Liabilities and Equity
Current liabilities:
Short-term debt	$ 84,200	$ 84,200	$ 57,000
Accounts payable	134,931	134,353	124,066
Income taxes payable	7,786	3,644	9,182
Deferred income taxes	--------	--------	94
Other accrued expenses and other current liabilities	21,547	23,163	25,843
Total current liabilities	$ 248,464	$ 245,360	$ 216,185
Other liabilities	5,112	4,560	6,786
Total liabilities	$ 253,576	$ 249,920	$ 222,971

Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares, 356,699,482 shares and 353,842,764 shares issued and 340,255,988, 349,279,556 and 353,842,764 outstanding at March 31, 2012, December 31, 2011, and March 31, 2011, respectively	$ 107,010	$ 107,010	104,784
Additional paid-in capital	103,971	103,051	100,824
Treasury shares, at cost (16,443,494 ordinary shares, 7,419,926 ordinary shares and nil at March 31, 2012, December 31, 2011, and March 31, 2011, respectively)	(11,066)	(4,502)	----
Accumulated other comprehensive income	276	166	994
Unappropriated retained earnings	199,025	187,712	200,953
Himax stockholders' equity	$ 399,216	$ 393,437	$ 408,924
Noncontrolling interests	1,273	1,621	333
Total equity	$ 400,489	$ 395,058	$ 409,257
Total liabilities and equity	$ 654,065	$ 644,978	$ 632,228

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Three Months Ended March 31,		Three Months Ended December 31,
	2012	2011	2011

Cash flows from operating activities:
Net income	$ 11,041	1,790	5,029
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,313	3,279	3,182
Share-based compensation expenses	517	1,162	269
Loss on disposal of property, plant and equipment	------	------	7
Loss (gain) on disposal of marketable securities, net	(7)	(193)	1
Unrealized loss (gain) on conversion option	(152)	460	32
Interest income from amortization of discount on investment in corporate bonds	(42)	(48)	(40)
Equity in losses of equity method investees	72	81	74
Deferred income tax expense	(906)	242	5,213
Inventories write downs	2,617	2,764	2,757
Changes in operating assets and liabilities:
Accounts receivable	(1,809)	(2,886)	(6,997)
Accounts receivable from related parties	(6,079)	12,289	594
Inventories	(8,147)	(14,833)	(11,078)
Prepaid expenses and other current assets	(670)	(325)	(514)
Accounts payable	578	8,144	20,807
Income taxes payable	4,142	52	675
Other accrued expenses and other current liabilities	(1,531)	258	(2,717)
Other liabilities	669	(11)	------
Net cash provided by operating activities	3,606	12,225	17,294

Cash flows from investing activities:
Purchase of property and equipment	(1,606)	(1,851)	(1,206)
Purchase of available-for-sale marketable securities	(6,247)	(6,014)	(3,443)
Disposal of available-for-sale marketable securities	6,254	7,733	3,442
Purchase of investment securities	(3)	------	------
Release (pledge)of restricted cash equivalents and marketable securities	(4)	1,002	(1,101)
Decrease (increase) in other assets	(24)	1	------
Net cash provided by (used in) investing activities	(1,630)	871	(2,308)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Three Months Ended March 31,		Three Months Ended December 31,
	2012	2011	2011
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	$ (3)	21	12
Payments to repurchase ordinary shares	(6,564)	------	(2,498)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	------	------	17
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	332	------	2,504
Purchase of subsidiary shares from noncontrolling interests	(1)	(461)	(47)
Release of restricted cash equivalents and marketable securities (for borrowing of short-term debt)	------	------	500
Proceeds from borrowing of short-term debt	------	------	250,000
Repayment of short-term debt	------	------	(250,000)
Net cash provided by (used in) financing activities	(6,236)	(440)	488
Effect of foreign currency exchange rate changes on cash and cash equivalents	8	21	36
Net increase (decrease) in cash and cash equivalents	(4,252)	12,677	15,510
Cash and cash equivalents at beginning of period	106,164	96,842	90,654
Cash and cash equivalents at end of period	$ 101,912	$ 109,519	$ 106,164

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 99	$ 97	$ 126
Income taxes	$ 63	$ 206	$ 46

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended March 31,		Three Months Ended December 31,
	2012	2011	2011
Revenues	$ 166,693	$ 141,093	$ 169,228

Gross profit	38,116	28,310	37,378
Add: Share-based compensation – Cost of revenues	5	11	6
Gross profit excluding share-based compensation	38,121	28,321	37,384
Gross margin excluding share-based compensation	22.9%	20.1%	22.1%

Operating income	14,464	2,542	11,178
Add: Share-based compensation	517	1,162	269
Operating income excluding share-based compensation	14,981	3,704	11,447
Add: Acquisition-related charges –Intangible assets amortization	530	547	531
Operating income excluding share-based compensation and acquisition-related charges	15,511	4,251	11,978
Operating margin excluding share-based compensation and acquisition-related charges	9.3%	3.0%	7.1%
Net income attributable to Himax stockholders	11,313	2,723	3,717
Add: Share-based compensation, net of tax	431	984	217
Add: Acquisition-related charges, net of tax	405	422	406
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	12,149	4,129	4,340
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	7.3%	2.9%	2.6%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:
Three Months Ended March 31,
2012
Diluted GAAP EPS attributable to Himax stockholders	$0.066
Add: Share-based compensation per ADS	$0.003
Add: Acquisition-related charges per ADS	$0.002

Diluted non GAAP EPS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.071

Numbers do not add up due to rounding

Himax Technologies, Inc.
Non-GAAP and Adjusted Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

Gross Profit, Operating Income and Pre-Tax Net Income Excluding Share-Based Compensation, Acquisition-Related Charges and Bad Debt Collection
	Three Months Ended March 31,		Three Months Ended December 31,
	2012	2011	2011
Revenues	$ 166,693	$ 141,093	$ 169,228

GAAP Gross profit	38,116	28,310	37,378
Add: Share-based compensation – Cost of revenues	5	11	6
Non-GAAP Gross profit excluding share-based compensation	38,121	28,321	37,384

I. GAAP operating income	14,464	2,542	11,178
Add: Share-based compensation	517	1,162	269
Add: Acquisition-related charges	530	547	531
Deduct: Bad debt collection	------	(1,541)	------
Non-GAAP adjusted Operating income excluding share-based compensation, acquisition-related charges and bad debt collection	15,511	2,710	11,978

II. GAAP net income attributable to Himax stockholders	11,313	2,723	3,717
Add: Share-based compensation	517	1,162	269
Add: Acquisition-related charges	530	547	531
Deduct: Bad debt collection	------	(1,541)	------
Add: Income tax expenses	3,205	597	2,473
Add: Tax credit provisions	------	------	3,336
Non-GAAP adjusted pre-tax net income attributable to Himax stockholders excluding share-based compensation, acquisition-related charges and bad debt collection	15,565	3,488	10,326
Non-GAAP adjusted pre-tax net income attributable to Himax stockholders excluding share-based compensation, acquisition-related charges and bad debt collection per diluted ADS	0.090	0.020	0.059
Diluted Weighted Average Outstanding ADS	172,017	177,917	176,227

CONTACT: Contact for the Company
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel:  886-2-2370-3999 Ext.22300
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel:  886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations-US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mz-ir.com